SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Thomas Dykstra 311 South Wacker Drive, Suite 4990 Chicago, Illinois 60606 312-896-1717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event which Requires Filing of this Statement)

*If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 13 Pages)

*	The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,982,912*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,982,912*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,982,912*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.4%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 3.2% of the total voting power of the Common Stock as of October 26, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nicholas J. Pritzker
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,027,357*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,027,357*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,357*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.6%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.8% of the total voting power of the Common Stock as of October 26, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lawrence I. Richman, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 688,545*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 688,545*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 688,545*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.4%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.6% of the total voting power of the Common Stock as of October 26, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 13 Pages

EXPLANATORY NOTE: This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 6 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 20, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on January 5, 2012 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on February 1, 2012 (“Amendment No. 4”) and Amendment No. 5 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 17, 2012 (“Amendment No. 5”) . The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 4, 2012, a copy of which is attached as Exhibit 6 to this Amendment No. 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 30, 2012, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer resigned as co-trustees of each of the U.S. Situs Trusts. Lawrence I. Richman was appointed as sole successor trustee of certain of such trusts, which are listed on Appendix A-2 hereto (the “Change of Trustee”). Due to the Change of Trustee, the shares of Common Stock held by the trusts listed on Appendix A-2 hereto are now beneficially owned by Lawrence I. Richman, solely in his capacity as trustee of such trusts. No consideration was paid in connection with the Change of Trustee and the Change of Trustee constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by the trusts listed on Appendix A-2 hereto remain shares of Class B Common Stock following the Change of Trustee.

CUSIP No. 448579102	13D	Page 6 of 13 Pages

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Change of Trustee was completed on November 30, 2012, as described in Item 3 of this Amendment No. 6.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 5,698,814 shares of Class A Common Stock, issuable upon conversion of 5,698,814 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 4.8% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 3.5% of the total number of shares of Common Stock outstanding and 4.6% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 6 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 6 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 6 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 6 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

The Change of Trustee did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

Item 5(c) of the Schedule 13D is amended and supplemented as follows:

(c) The Change of Trustee was completed on November 30, 2012, as described in Item 3 of this Amendment No. 6.

CUSIP No. 448579102	13D	Page 7 of 13 Pages

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 6	Joint Filing Agreement, dated December 4, 2012, by and among Marshall E. Eisenberg, not individually, but solely as trustee to the trusts listed on Schedule 1 thereto, Lawrence I. Richman, not individually, but solely as trustee to the trusts listed on Schedule 2 thereto, and Nicholas J. Pritzker, pursuant to Rule 13D-1(k) of the Securities Exchange Act of 1934

CUSIP No. 448579102	13D	Page 8 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1

/s/ Nicholas J. Pritzker
Nicholas J. Pritzker, individually

/s/ Lawrence I. Richman
Lawrence I. Richman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2

[Signature Page to Amendment No. 6 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 13 Pages

Appendix A-1

P.G. Nicholas Trust M

CUSIP No. 448579102	13D	Page 10 of 13 Pages

Appendix A-2

Second Universe Trust

N.F.P. QSST Trust No. 21

R.A. Trust #25

Chiloquin Trust – Oregon Trust #41

Coburg Trust – Oregon Trust #42

Condon Trust – Oregon Trust #43

Dayton Trust – Oregon Trust #44

Dillard Trust – Oregon Trust #45

Dundee Trust – Oregon Trust #46

Dunes Trust – Oregon Trust #47

Elmira Trust – Oregon Trust #48

Oakland Trust – Oregon Trust #201

Oceanside Trust – Oregon Trust #202

Odell Trust – Oregon Trust #203

Olney Trust – Oregon Trust #204

Ophir Trust – Oregon Trust #205

Orenco Trust – Oregon Trust #206

Orient Trust – Oregon Trust #207

Oxbow Trust – Oregon Trust #208

CUSIP No. 448579102	13D	Page 11 of 13 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1	—	—	3,982,912	3.4%	2.4%	3.2%
Nicholas J. Pritzker, individually	—	—	1,027,357	0.9%	0.6%	0.8%
Lawrence I. Richman, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2	—	—	688,545	0.6%	0.4%	0.6%

1	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
2	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
4	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
5	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 13 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Membersi

	Class A Common Stockii		Class B Common Stockiii		% of Total Common Stockiv	% of Total Voting Power[v]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trustsvi	—	—	—	—	—	—
Trustee of the Non-U.S. Situs Trustsvii	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Personsviii	—	—	20,900,329	17.6%	12.7%	17.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Personsix	—	—	5,698,814	4.8%	3.5%	4.6%
Trustees of the James N. Pritzker Family Trusts[x]	8,470	*	4,959,289	4.2%	3.0%	4.0%
Trustees of the John A. Pritzker Family Trustsxi	—	—	64,941	*	*	*
Trustees of the Linda Pritzker Family Trustsxii	—	—	38,307	*	*	*
Trustees of the Karen L. Pritzker Family Trustsxiii	—	—	8,584,104	7.2%	5.2%	7.0%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Personsxiv	10,499	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trustsxv	—	—	10,001,457	8.4%	6.1%	8.1%
Trustees of the Anthony N. Pritzker Family Trustsxvi	—	—	6,186,817	5.2%	3.8%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Personsxvii	—	—	17,550,065	14.8%	10.7%	14.3%
Trustees of the Jay Robert Pritzker Family Trustsxviii	—	—	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trustsxix	—	—	—	—	—	—
Pritzker Family Group Totals	18,969	*	93,502,498	78.8%	57.0%	75.9%

*	Less than 1% beneficial ownership

i	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
ii	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
iii	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
iv	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
v	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
vi	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
vii	See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
viii	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 13 of 13 Pages

ix	See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
x	See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xi	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xii	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xiii	See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xiv	See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xv	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xvi	See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xvii	See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xviii	See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.
xix	See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value per share of Hyatt Hotels Corporation beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 4th day of December, 2012.

By:	/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually,
but solely in the capacity as trustee of the
trusts listed on Schedule 1 hereto

By:	/s/ Lawrence I. Richman
Lawrence I. Richman, not individually,
but solely in the capacity as trustee of the
trusts listed on Schedule 2 hereto

By:	/s/ Nicholas J. Pritzker
Nicholas J. Pritzker

[Signature Page to Joint Filing Agreement]

Schedule 1

to Joint Filing Agreement

P.G. Nicholas Trust M

Schedule 2

to Joint Filing Agreement

Second Universe Trust

N.F.P. QSST Trust No. 21

R.A. Trust #25

Chiloquin Trust – Oregon Trust #41

Coburg Trust – Oregon Trust #42

Condon Trust – Oregon Trust #43

Dayton Trust – Oregon Trust #44

Dillard Trust – Oregon Trust #45

Dundee Trust – Oregon Trust #46

Dunes Trust – Oregon Trust #47

Elmira Trust – Oregon Trust #48

Oakland Trust – Oregon Trust #201

Oceanside Trust – Oregon Trust #202

Odell Trust – Oregon Trust #203

Olney Trust – Oregon Trust #204

Ophir Trust – Oregon Trust #205

Orenco Trust – Oregon Trust #206

Orient Trust – Oregon Trust #207

Oxbow Trust – Oregon Trust #208